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                             March 3, 2022

       Robert Hershberg, M.D., Ph.D.
       Chief Executive Officer
       HilleVax, Inc.
       75 State Street
       Suite 100 - #9995
       Boston, MA 02109

                                                        Re: HilleVax, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
28, 2022
                                                            CIK No. 0001888012

       Dear Dr. Hershberg:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 28, 2022

       Our amended and restated certificate of incorporation and amended and restated bylaws..., page
       75

   1. We note your disclosure on page 75 that the exclusive forum in your amended and restated certificate of
incorporation does not apply to suits brought to enforce a duty or liability created by
the Exchange Act. Please ensure that the exclusive forum provision in your amended and
restated certificate of incorporation states this clearly.
 Robert Hershberg, M.D., Ph.D.
FirstName  LastNameRobert Hershberg, M.D., Ph.D.
HilleVax, Inc.
Comapany
March      NameHilleVax, Inc.
       3, 2022
March2 3, 2022 Page 2
Page
FirstName LastName
Efficacy trials in adults, page 118

2. Please revise to disclose the number of participants enrolled in the Challenge trial for your
         LV01-103 product candidate.
       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Cheston J. Larson, Esq.